                                                                    EXHIBIT 99.1

         INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

        Keebler Foods Company and UB Investments US Inc. and Subsidiaries


FINANCIAL STATEMENTS:                                                                                     Page

Report of Independent Accountants........................................................................

Consolidated Balance Sheets at January 3, 1998 and December 28, 1996.....................................

Consolidated Statements of Operations for the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996, the four weeks ended January 26,
1996, and the year ended December 30, 1995...............................................................

Consolidated Statements of Shareholders' Equity (Deficit) for the year ended
January 3, 1998, the forty-eight weeks ended December 28, 1996, the four weeks ended January 26, 1996, and the year ended December 30, 1995.............................................

Consolidated Statements of Cash Flows for the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996, the four weeks ended January 26,
1996, and the year ended December 30, 1995...............................................................

Notes to Consolidated Financial Statements...............................................................

FINANCIAL STATEMENT SCHEDULE:

Report of Independent Accountants........................................................................
Schedule II - Valuation and Qualifying Accounts..........................................................

Note: The consolidated financial statements of the Company listed in the above index for Keebler include the financial statements of the successor company for the year ended January 3, 1998 and the forty-eight weeks ended December 28, 1996, and the predecessor company for the four weeks ended January 26, 1996, the date on which UB Investments US Inc., the "predecessor company," was acquired by INFLO Holdings Corporation, and the year ended December 30, 1995. The distinction between the successor company's and the predecessor company's consolidated financial statements has been made by inserting a double line between such consolidated financial statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF KEEBLER FOODS COMPANY

We have audited the accompanying consolidated balance sheets of Keebler Foods Company and Subsidiaries as of January 3, 1998 and December 28, 1996 and the related consolidated statement of operations, shareholders' equity, and cash flows for the year and forty-eight week period then ended. We have also audited the consolidated statements of operations, shareholders' equity, and cash flows of UB Investments US Inc. and Subsidiaries for the four-week period ended January 26, 1996 and the year ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keebler Foods Company and Subsidiaries as of January 3, 1998 and December 28, 1996 and the consolidated results of operations and cash flows of Keebler Foods Company and Subsidiaries for the year ended January 3, 1998 and the forty-eight weeks then ended December 28, 1996 and the consolidated results of operations and cash flows of UB Investments US Inc. and Subsidiaries for the four week period ended January 26, 1996 and the year ended December 30, 1995 in conformity with generally accepted accounting principles.


                                             COOPERS & LYBRAND L.L.P.


Chicago, Illinois
February 18, 1998

                              KEEBLER FOODS COMPANY

                           CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)



                                                                                   JANUARY 3,       December 28,
                                                                                     1998              1996
                                                                                  ------------    --------------

ASSETS

CURRENT ASSETS:

     Cash and cash equivalents                                                    $      27,188   $      11,954
     Trade accounts and notes receivable, net                                            98,963         137,150
     Inventories, net:
        Raw materials                                                                    25,543          25,296
        Package materials                                                                 7,306           9,842
        Finished goods                                                                   78,131          76,054
        Other                                                                             1,482           1,473
                                                                                  -------------   -------------
                                                                                        112,462         112,665
     Deferred income taxes                                                               42,730          55,929
     Other                                                                               20,303          19,337
                                                                                  -------------   -------------
        Total current assets                                                            301,646         337,035

PROPERTY, PLANT, AND EQUIPMENT, NET                                                     478,121         486,080

TRADEMARKS AND TRADE NAMES, NET                                                         154,146         158,033

GOODWILL, NET                                                                            47,059          48,280

PREPAID PENSION                                                                          43,060          43,359

ASSETS HELD FOR SALE                                                                      3,742           6,785

OTHER ASSETS                                                                             15,077          22,502
                                                                                  -------------   -------------

        Total assets                                                              $   1,042,851   $   1,102,074
                                                                                  =============   =============


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                              KEEBLER FOODS COMPANY

                           CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)



                                                                                     JANUARY 3,         December 28,
                                                                                        1998                1996
                                                                                 ------------------  -------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Current maturities of long-term debt                                              $    26,365          $    18,570
     Trade accounts payable                                                                126,213               96,754
     Other liabilities and accruals                                                        194,923              186,893
     Income taxes payable                                                                   13,784                    -
     Plant and facility closing costs and severance                                          6,900               19,860
                                                                                 ------------------  -------------------
        Total current liabilities                                                          368,185              322,077

LONG-TERM DEBT                                                                             272,390              439,369

OTHER LIABILITIES:
     Deferred income taxes                                                                  69,417               64,068
     Postretirement/postemployment obligations                                              60,605               56,382
     Plant and facility closing costs and severance                                         15,578               16,124
     Deferred compensation                                                                  18,669               18,205
     Other                                                                                  15,956               20,708
                                                                                 ------------------  -------------------
        Total other liabilities                                                            180,225              175,487

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
     Preferred stock ($.01 par value; 100,000,000 shares authorized and
        none issued)                                                                             -                    -
     Common stock ($.01 par value; 500,000,000 shares authorized and
        77,595,213 and 77,638,206 shares issued, respectively)                                 776                  776
     Additional paid-in capital                                                            148,538              148,613
     Retained earnings                                                                      72,737               15,752
                                                                                 ------------------  -------------------
        Total shareholders' equity                                                         222,051              165,141
                                                                                 ------------------  -------------------
        Total liabilities and shareholders' equity                                     $ 1,042,851          $ 1,102,074
                                                                                 ==================  ===================


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              KEEBLER FOODS COMPANY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)



                                              KEEBLER FOODS COMPANY                      UBIUS
                                       ---------------------------------- ||----------------------------------
                                                            Forty-Eight   ||     Four
                                           YEAR ENDED       Weeks Ended   ||  Weeks Ended        Year Ended
                                         JANUARY 3,1998   December 28,1996|| January 26,1996   December 30,1995
                                       -----------------  ----------------|| ---------------   ----------------
                                                                          ||
NET SALES                                   $ 2,065,184      $ 1,645,532  ||      $ 101,656      $ 1,578,601
                                                                          ||
COSTS AND EXPENSES:                                                       ||
   Cost of sales                                888,031          774,198  ||         54,870          746,754
   Selling, marketing, and administrative                                 ||
      expenses                                1,026,245          794,837  ||         71,427          884,591
   Loss on impairment of Salty Snacks                                     ||
      business                                        -                -  ||              -           86,516
   Other                                          9,511            6,347  ||            857           (1,363)
                                       ----------------- ---------------- ||---------------- ----------------
INCOME (LOSS) FROM CONTINUING OPERATIONS        141,397           70,150  ||        (25,498)        (137,897)
                                                                          ||
   Interest (income) from affiliates                  -                -  ||           (875)         (11,376)
   Interest (income)                             (1,191)            (450) ||             (3)            (151)
   Interest expense to affiliates                     -                -  ||            664           11,802
   Interest expense                              35,038           38,921  ||             98           27,976
                                       ----------------- ---------------- ||---------------- ----------------
INTEREST EXPENSE (INCOME), NET                   33,847           38,471  ||           (116)          28,251
                                       ----------------- ---------------- ||---------------- ----------------
                                                                          ||
INCOME (LOSS) FROM CONTINUING OPERATIONS                                  ||
   BEFORE INCOME TAX EXPENSE (BENEFIT)          107,550           31,679  ||        (25,382)        (166,148)
   Income tax expense (benefit)                  45,169           14,002  ||              -             (459)
                                       ----------------- ---------------- ||---------------- ----------------
                                                                          ||
INCOME (LOSS) FROM CONTINUING OPERATIONS                                  ||
   BEFORE EXTRAORDINARY ITEM                     62,381           17,677  ||        (25,382)        (165,689)
                                                                          ||
DISCONTINUED OPERATIONS:                                                  ||
   Income from operations of discontinued                                 ||
      Frozen Food businesses, net of tax              -                -  ||              -            7,344
   Gain on disposal of Frozen Food                                        ||
      businesses, net of tax                          -                -  ||         18,910                -
                                       ----------------- ---------------- ||---------------- ----------------
                                                                          ||
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM          62,381           17,677  ||         (6,472)        (158,345)
EXTRAORDINARY ITEM:                                                       ||
   Loss on early extinguishment of debt,                                  ||
      net of tax                                  5,396            1,925  ||              -                -
                                       ----------------- ---------------- ||---------------- ----------------
                                                                          ||
NET INCOME (LOSS)                           $    56,985      $    15,752  ||      $  (6,472)     $  (158,345)
                                       ================= ================ ||================ ================
                                                                          ||
BASIC NET INCOME PER SHARE:                                               ||
   Income from continuing operations                                      ||
     before extraordinary item                   $ 0.80           $ 0.24  ||
   Extraordinary item                              0.07             0.03  ||
                                               ---------        --------- ||
   Net income                                    $ 0.73           $ 0.21  ||
                                               =========        ========= ||
WEIGHTED AVERAGE SHARES OUTSTANDING              77,604           75,244  ||
                                               =========        ========= ||
                                                                          ||
DILUTED NET INCOME PER SHARE:                                             ||
   Income from continuing operations                                      ||
     before extraordinary item                   $ 0.77           $ 0.23  ||
   Extraordinary item                              0.07             0.02  ||
                                               ---------        --------- ||
   Net income                                    $ 0.70           $ 0.21  ||
                                               =========        ========= ||
WEIGHTED AVERAGE SHARES OUTSTANDING              80,562           76,076  ||
                                               =========        ========= ||


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                              FINANCIAL STATEMENTS.

                              KEEBLER FOODS COMPANY

            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)



                                                                COMMON STOCK          ADDITIONAL   RETAINED
                                                          --------------------------   PAID-IN     EARNINGS
                                                             SHARES       AMOUNT       CAPITAL     (DEFICIT)      TOTAL
                                                          ------------- ------------ ------------ ------------ ------------

BALANCE AT DECEMBER 31, 1994 (UBIUS)                             1,000      $ 1,000    $ 300,000   $ (535,898)   $(234,898)

    Net loss                                                         -            -            -     (158,345)    (158,345)

    Capital contribution from UB Investments
       (Netherlands) B.V.                                            -            -      445,000            -      445,000
                                                          ------------- ------------ ------------ ------------ ------------

BALANCE AT DECEMBER 30, 1995 (UBIUS)                             1,000        1,000      745,000     (694,243)      51,757

    Net loss for the four weeks                                      -            -            -       (6,472)      (6,472)
                                                          ------------- ------------ ------------ ------------ ------------

BALANCE AT JANUARY 26, 1996 (UBIUS)                              1,000        1,000      745,000     (700,715)      45,285

    Write-off of predecessor company equity                     (1,000)      (1,000)    (745,000)     700,715      (45,285)

    Purchase of the Company by INFLO Holdings
       Corporation effective January 26, 1996                   71,656          717      124,284            -      125,001

    Management investment                                          306            2          786            -          788

    Issuance of common stock and warrants to Bermore, Limited    5,676           57       23,543            -       23,600

    Net income for the forty-eight weeks                             -            -            -       15,752       15,752
                                                          ------------- ------------ ------------ ------------ ------------

BALANCE AT DECEMBER 28, 1996 (KEEBLER FOODS COMPANY)            77,638          776      148,613       15,752      165,141

    Purchase of treasury shares                                    (43)           -          (75)           -          (75)

    Net income                                                       -            -            -       56,985       56,985
                                                          ------------- ------------ ------------ ------------ ------------

BALANCE AT JANUARY 3, 1998 (KEEBLER FOODS COMPANY)              77,595      $   776    $ 148,538   $   72,737    $ 222,051
                                                          ============= ============ ============ ============ ============



  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              KEEBLER FOODS COMPANY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)



                                                                  KEEBLER FOODS COMPANY        ||              UBIUS
                                                             --------------------------------- || ---------------------------------
                                                                                Forty-Eight    ||      Four
                                                                YEAR ENDED      Weeks Ended    ||   Weeks Ended        Year Ended
                                                              JANUARY 3,1998  December 28,1996 || January 26,1996   December 30,1995
                                                             ---------------- ---------------- || ----------------  ----------------
                                                                                               ||
CASH FLOWS PROVIDED FROM (USED BY) OPERATING ACTIVITIES                                        ||
    Net income (loss)                                               $ 56,985         $ 15,752  ||        $ (6,472)      $ (158,345)
    Adjustments to reconcile net income (loss) to cash from                                    ||
       operating activities:                                                                   ||
       Depreciation and amortization                                  60,708           49,461  ||           1,973           47,361
       Deferred income taxes                                          18,548           12,254  ||               -           (1,985)
       Accretion on Seller Note                                        2,376            2,246  ||               -                -
       Loss on early extinguishment of debt, net of tax                3,761            1,925  ||               -                -
       (Gain) loss on sale of property, plant, and equipment            (358)            (328) ||              33              159
       Loss on impairment of the Salty Snacks business, net of tax         -                -  ||               -           86,516
       Gain on the disposal of the Frozen Food businesses,                                     ||
         net of tax                                                        -                -  ||         (18,910)               -
    Changes in assets and liabilities:                                                         ||
       Trade accounts and notes receivable, net                       38,187            3,842  ||          22,068          (11,716)
       Accounts receivable/payable from affiliates, net                    -                -  ||          (1,941)          (4,737)
       Inventories, net                                                  203           (9,809) ||           4,353            6,605
       Recoverable income taxes and income taxes payable              16,113                -  ||              25           (1,304)
       Other current assets                                             (966)           1,644  ||           1,192            3,772
       Deferred debt issue costs                                      (1,344)          (8,032) ||               -                -
       Trade accounts payable and other current liabilities           36,806           26,105  ||          11,550          (13,304)
       Plant and facility closing costs and severance                (13,715)         (41,279) ||               -                -
       Restructuring reserves                                              -                -  ||         (14,469)         (24,122)
    Other, net                                                         1,044             (553) ||             246            9,702
                                                             ---------------- ---------------- || ---------------- ----------------
         Cash provided from (used by) operating activities           218,348           53,228  ||            (352)         (61,398)
                                                                                               ||
CASH FLOWS (USED BY) PROVIDED FROM INVESTING ACTIVITIES                                        ||
    Capital expenditures                                             (48,429)         (29,352) ||          (3,228)         (55,386)
    Proceeds from property disposals                                   6,950            9,236  ||             644            2,797
    Working capital adjustment paid by UB Investment                                           ||
      (Netherlands) B.V.                                                   -           32,609  ||               -                -
    Purchase of Sunshine Biscuits, Inc., net of cash acquired              -         (142,670) ||               -                -
    Disposition of the Frozen Food businesses                              -                -  ||          67,749                -
                                                             ---------------- ---------------- || ---------------- ----------------
         Cash (used by) provided from investing activities           (41,479)        (130,177) ||          65,165          (52,589)
                                                                                               ||
CASH FLOWS (USED BY) PROVIDED FROM FINANCING ACTIVITIES                                        ||
    Purchase of treasury shares/capital contributions                    (75)             788  ||               -          445,000
    Reduction of notes payable to affiliate                                -                -  ||               -         (445,000)
    Long-term debt borrowings                                        109,750          220,000  ||               -                -
    Long-term debt repayments                                       (271,310)        (134,000) ||          (2,377)         (30,078)
    Commercial paper and Revolving Loan facilities, net                    -                -  ||         (63,300)         134,500
                                                             ---------------- ---------------- || ---------------- ----------------
         Cash (used by) provided from financing activities          (161,635)          86,788  ||         (65,677)         104,422
                                                             ---------------- ---------------- || ---------------- ----------------
         Increase (decrease) in cash and cash equivalents             15,234            9,839  ||            (864)          (9,565)
         Cash and cash equivalents at beginning of period             11,954            2,115  ||           2,978           12,543
                                                             ---------------- ---------------- || ---------------- ----------------
         Cash and cash equivalents at end of period                 $ 27,188         $ 11,954  ||        $  2,114       $    2,978
                                                             ================ ================ || ================ ================


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              KEEBLER FOODS COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     THE CONSOLIDATED FINANCIAL STATEMENTS OF KEEBLER FOODS COMPANY (THE "COMPANY", "KEEBLER", OR "SUCCESSOR COMPANY") INCLUDE THE FINANCIAL STATEMENTS OF THE SUCCESSOR COMPANY FOR THE YEAR ENDED JANUARY 3, 1998 AND THE FORTY-EIGHT WEEK PERIOD ENDED DECEMBER 28, 1996, AND UB INVESTMENTS US INC. ("UBIUS" OR "PREDECESSOR COMPANY") FOR THE FOUR WEEK PERIOD ENDED JANUARY 26, 1996, THE DATE ON WHICH UBIUS WAS ACQUIRED BY INFLO, AND THE YEAR ENDED DECEMBER 30, 1995. THE DISTINCTION BETWEEN THE CONSOLIDATED FINANCIAL STATEMENTS OF THE SUCCESSOR COMPANY AND PREDECESSOR COMPANY HAS BEEN MADE BY INSERTING A DOUBLE LINE BETWEEN SUCH CONSOLIDATED FINANCIAL STATEMENTS AND RELATED FOOTNOTES.

1.    BASIS OF PRESENTATION

BUSINESS AND OWNERSHIP

    Keebler Foods Company, a manufacturer and distributor of food products, was acquired by INFLO Holdings Corporation ("INFLO") on January 26, 1996. INFLO was owned by Artal Luxembourg S. A. ("Artal"), a private investment company, Flowers Industries, Inc. ("Flowers"), a New York Stock Exchange-listed company, Bermore, Limited ("Bermore"), a privately held corporation and the parent of G.F. Industries, Inc. ("GFI"), and certain members of the Company's current management. On November 20, 1997, INFLO was merged into Keebler Corporation (the "Merger"), and subsequently changed its name to Keebler Foods Company. The financial statements as of and for all periods subsequent to January 26, 1996 have been restated to reflect the Merger as if it had been effective January 26, 1996. INFLO was legally established as of November 2, 1995, but did not have any operating activity, assets, or liabilities until the Keebler acquisition on January 26, 1996. The Company is comprised of primarily the following wholly-owned subsidiaries: Keebler Company, Bake-Line Products, Inc., Johnston's Ready Crust Company, Sunshine Biscuits, Inc. ("Sunshine"), Keebler Leasing Corp., Hollow Tree Company, L.L.C., Hollow Tree Financial Company, L.L.C., and Elfin Equity Company, L.L.C.

    The Company, formerly UBIUS, had previously been owned by UB Investments (Netherlands) B.V., a Dutch company (See Note 4). UB Investments (Netherlands) B.V. is a member of the worldwide group of affiliated companies owned by United Biscuits (Holdings) plc., a publicly held company in the United Kingdom.

FISCAL YEAR

    The Company's fiscal year consists of thirteen four week periods (fifty-two or fifty-three weeks) and ends on the Saturday nearest December 31. The 1997 fiscal year consists of fifty-three weeks. As a result of the Keebler acquisition, which closed on the last day of the first four week period of 1996, the fiscal year for 1996 consisted of the forty-eight weeks ended December 28, 1996. The 1995 fiscal year of the predecessor company was comprised of fifty-two weeks.

PRINCIPLES OF CONSOLIDATION

    All subsidiaries are wholly-owned and included in the consolidated financial statements of the Company. Intercompany accounts and transactions have been eliminated.

GUARANTEES OF NOTES

    The subsidiaries of the Company that are not Guarantors of the Senior Subordinated Notes are inconsequential (which means that the total assets, revenues, income, or equity of such non-guarantors, both individually and on a combined basis, is less than 3% of the Company's consolidated assets, revenues, income, or equity), individually and in the aggregate, to the consolidated financial statements of the Company. The Guarantees are full, unconditional, and joint and several. Separate financial statements of the Guarantors are not presented because management has determined that they would not be material to investors in the Senior Subordinated Notes.

                              KEEBLER FOODS COMPANY

1.    BASIS OF PRESENTATION (CONTINUED)

RECLASSIFICATIONS

    Certain reclassifications of prior years' data have been made to conform with the current year reporting.

2.  ACQUISITION OF KEEBLER FOODS COMPANY BY INFLO HOLDINGS CORPORATION

    On January 26, 1996, UB Investments (Netherlands) B.V. sold all the stock of UBIUS to INFLO. Subsequent to the acquisition, UBIUS changed its name to Keebler Corporation. On November 20, 1997, INFLO was merged into Keebler Corporation and subsequently changed its name to Keebler Foods Company. The sale specifically excluded the stock of the Frozen Food businesses as well as the Salty Snacks business conducted by Keebler Company and other subsidiaries of UBIUS, as well as the UBIUS finance companies of U.B.H.C., Inc. and U.B.F.C., Inc., also wholly-owned subsidiaries (See Note 4).

    The aggregate gross purchase price of $487.5 million (excluding fees and expenses paid at closing of approximately $15.3 million) was financed by $125.0 million in equity from INFLO, $200.0 million in Senior Term Notes, $125.0 million in Increasing Rate Notes, the assumption of $20.3 million in existing senior indebtedness of the Company, and a note payable ("Seller Note") by INFLO to UB Investments (Netherlands) B.V. for $32.5 million. The Seller Note does not bear interest until January 26, 1999, and has been accounted for at a discounted value of $24.4 million. In addition, the Company, subsequent to the purchase by INFLO, received a working capital adjustment of $32.6 million from United Biscuits (Netherlands) B.V. pursuant to the terms of the stock purchase agreement between INFLO and United Biscuits (Netherlands) B.V.

    The Keebler acquisition has been accounted for as a purchase. The total purchase price and the fair value of liabilities assumed have been allocated to the tangible and intangible assets of the Company based on the respective fair values.

    The following provides an allocation of the purchase price:


                                                                                                    (IN MILLIONS)
Purchase Price..................................................................................              $ 487.5
Less: Net book value of assets acquired.........................................................                329.5
Less: Asset purchase price allocation
  - Working capital receivable from UB (Netherlands) B.V........................................ $  32.6
  - Inventories.................................................................................     4.4
  - Deferred income taxes.......................................................................    11.4
  - Property, plant, and equipment..............................................................    45.7
  - Prepaid pension.............................................................................    33.1
  - Other assets................................................................................   (14.2)
  - Trademarks and trade names..................................................................   104.0        217.0
                                                                                                 --------
Plus: Liability purchase price allocation
  - Other current liabilities and accruals......................................................     1.1
  - Plant and facility closing costs and severance..............................................    55.3
  - Deferred income taxes.......................................................................    13.8
  - Postretirement/postemployment obligations...................................................   (17.5)
  - Other.......................................................................................     6.3         59.0
                                                                                                 --------     --------
Unallocated excess purchase price over fair value of net
  assets acquired...............................................................................              $   0.0
                                                                                                              ========


     See Note 3 for the unaudited pro forma consolidated results of operations of the Keebler acquisition.

                              KEEBLER FOODS COMPANY

3.   ACQUISITION OF SUNSHINE BISCUITS, INC.

    On June 4, 1996, the Company acquired Sunshine from GFI for an aggregate consideration of $171.7 million (excluding related fees and expenses paid at closing of approximately $2.2 million). The Sunshine acquisition was funded by $150.3 million in cash, of which $36.3 million was provided by the Company's existing cash sources and $114.0 million in borrowings under the Amended and Restated Credit Agreement (See Note 9). In addition, approximately $23.6 million of common stock and warrants were issued to GFI and was accounted for as a capital contribution. Subsequent to the Merger, the stock and warrants held by GFI were transferred to Bermore and reissued for the same value in the name of the Company. These shares and warrants represented 13.1% of the Company's common stock on a fully diluted basis.

    The Sunshine acquisition by the Company has been accounted for as a purchase. The total purchase price and the fair value of liabilities assumed have been allocated to the tangible and intangible assets of Sunshine based on the respective fair values. The acquisition resulted in goodwill of $48.8 million, which is being amortized over a forty year period.

    The following provides an allocation of the purchase price:



                                                                                                      (IN MILLIONS)
Purchase Price....................................................................................              $171.7
Less: Net book value of assets acquired...........................................................                92.8
Less: Asset purchase price allocation
  - Trade accounts receivable..................................................................... $  0.3
  - Inventories...................................................................................    3.6
  - Deferred income taxes.........................................................................    8.4
  - Property, plant, and equipment................................................................    9.5
  - Other assets..................................................................................   (3.8)
  - Trademarks and trade names....................................................................   57.0         75.0
                                                                                                   -------
Plus: Liability purchase price allocation
  - Other current liabilities and accruals........................................................    8.4
  - Plant and facility closing costs and severance................................................   22.1
  - Deferred income taxes.........................................................................   (8.3)
  - Pension obligation............................................................................    5.0
  - Postretirement/postemployment obligations.....................................................   17.8
  - Other.........................................................................................   (0.1)        44.9
                                                                                                   -------      -------
Unallocated excess purchase price over fair value of net assets acquired..........................              $ 48.8
                                                                                                                =======


    Results of operations for Sunshine from June 4, 1996 to December 28, 1996 have been included in the consolidated statements of operations. The following unaudited pro forma information has been prepared assuming the acquisition had taken place at January 1, 1995. The unaudited pro forma information includes adjustments for interest expense that would have been incurred to finance the purchase, additional depreciation of the property, plant, and equipment acquired, and amortization of the trademarks, trade names, and goodwill arising from the acquisition. The unaudited pro forma consolidated results of operations are not necessarily indicative of the results that would have been had the Keebler and Sunshine acquisitions been effected on the assumed date.



                                                                                  -----------------------------------
                                                                                               Unaudited
                                                                                          For The Year Ended
                                                                                  -----------------------------------
                                                                                    December 28,        December 30,
                                                                                        1996               1995
                                                                                  ---------------     ---------------
                                                                                             (IN THOUSANDS)
Net sales.......................................................................  $   1,979,105       $   2,213,574
Loss from continuing operations before income taxes.............................  $     (10,894)      $    (241,323)
Net loss........................................................................  $      (6,793)      $    (253,924)

                              KEEBLER FOODS COMPANY

4.   PREDECESSOR COMPANY

    UBIUS, the predecessor company to Keebler Foods Company, was formed in 1992 as a result of the legal restructuring of United Biscuit (Holdings) plc.'s operations in the United States. UBIUS received the stock of the subsidiaries in exchange for the $850 million in debt with UB Investments (Netherlands) B.V. as well as all of the capital stock of UBIUS.

    On May 20, 1995, the predecessor company adopted plans to sell the Salty Snacks business. On January 24, 1996, the predecessor company sold to Kelly Food Products, Inc. selected assets of the Salty Snacks business including the production plant in Bluffton, Indiana, trademarks and other intangibles related to the business, inventory, and property, plant, and equipment, including selected assets related to the convenience sales division.

    During July 1995, the predecessor company adopted plans to discontinue the operations of its Frozen Food businesses. On January 9, 1996, UB Investments (Netherlands) B.V. sold the assets and stock of Bernardi Italian Foods Co., The Original Chili Bowl, Inc., Chinese Food Processing Corporation (wholly-owned subsidiaries collectively known as the Frozen Food businesses), and certain assets of Keebler Company to Windsor Food Company Ltd. The sale was effective as of December 31, 1995.

     On December 5, 1995, Shaffer, Clarke & Co., Inc. ("Shaffer, Clarke"), formerly a wholly-owned subsidiary, sold certain assets related to Shaffer, Clarke's KA-ME business to Liberty Richter, Inc. for a gain of $2.6 million. These assets included inventory, contractual rights, and other intellectual property.


5.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS

    All highly liquid instruments purchased with an original maturity of three months or less are classified as cash equivalents. The carrying amount of cash equivalents approximates fair value due to the relatively short maturity of these investments.

TRADE ACCOUNTS RECEIVABLE

    Substantially all of the Company's trade accounts receivable are from retail dealers and wholesale distributors. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Trade accounts receivable, as shown on the consolidated balance sheets, were net of allowances of $5.0 million as of January 3, 1998 and $5.4 million as of December 28, 1996.

INVENTORIES

    Inventories are stated at the lower of cost or market with cost determined principally by the last-in, first-out ("LIFO") method. Inventories stated under the LIFO method represent approximately 88% of total inventories at January 3, 1998 and 91% of total inventories at December 28, 1996. Because the Company has adopted a natural business unit single pool approach to determining LIFO inventory cost, classification of the LIFO reserve by inventory component is impractical. The excess of the current production cost of inventories over LIFO cost was approximately $2.2 million at January 3, 1998. There was no reserve required at December 28, 1996 to state inventory on a LIFO basis.

    At January 3, 1998 and December 28, 1996, inventories are shown net of an allowance for slow-moving and aged inventory of $6.8 million and $5.5 million, respectively.

                              KEEBLER FOODS COMPANY

5.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT, AND EQUIPMENT

    Property, plant, and equipment is stated at cost. Depreciation expense is computed using the straight-line method based on the estimated useful lives of the depreciable assets. Certain facilities and equipment held under capital leases are classified as property, plant, and equipment and amortized using the straight-line method over the lease terms, and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense.

TRADEMARKS AND TRADE NAMES

    Trademarks and trade names are stated at cost and are amortized on a straight-line basis over a period of forty years. Accumulated amortization of trademarks and trade names was $7.1 million and $3.1 million at January 3, 1998 and December 28, 1996, respectively.

GOODWILL

    Goodwill shown in the consolidated financial statements at January 3, 1998 and December 28, 1996 is related to the excess cost over the fair value of the tangible net assets acquired from the Sunshine purchase (See Note 3). Goodwill is amortized on a straight-line basis over a period of forty years. Accumulated amortization of goodwill was $1.8 million and $0.5 million at January 3, 1998 and December 28, 1996, respectively.

RESEARCH AND DEVELOPMENT

    Activities related to new product development and major improvements to existing products and processes are expensed as incurred and were $10.2 million for the year ended January 3, 1998, $4.3 million for the forty-eight weeks ended December 28, 1996, $0.6 million for the four weeks ended January 26, 1996, and $14.5 million for the year ended December 30, 1995.

ADVERTISING AND CONSUMER PROMOTION

     Advertising and consumer production costs are generally expensed when incurred or no later than when the advertisement appears or the event is run. Advertising and consumer promotion expense was $67.6 million for the year ended January 3, 1998, $33.3 million for the forty-eight weeks ended December 28, 1996, $5.1 million for the four weeks ended January 26, 1996, and $87.9 million for the year ended December 30, 1995. There were no deferred advertising costs at January 3, 1998 and December 28, 1996.

DERIVATIVE FINANCIAL INSTRUMENTS

    The Company enters into derivative financial transactions to hedge existing or future exposures to changes in commodity prices. The Company does not enter into derivative transactions for speculative purposes. Gains and losses on commodity futures and options transactions are deferred in inventory until the contracts are liquidated (See Note 20).

INCOME TAXES

    The consolidated financial statements reflect the application of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting For Income Taxes". The Company files a consolidated federal income tax return.

                              KEEBLER FOODS COMPANY

5.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET INCOME PER SHARE

    In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share". The consolidated financial statements reflect the application of SFAS No. 128 which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options and warrants. Diluted earnings per share is similar to fully diluted earnings per share.

USE OF ESTIMATES

    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

IMPAIRMENT OF LONG-LIVED ASSETS

    In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company determines whether there has been an impairment of long-lived assets and the related unamortized goodwill, based on whether certain indicators of impairment are present. In the event that facts and circumstances indicate that the cost of any long-lived assets and the related unamortized goodwill may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.


6.    PROPERTY, PLANT, AND EQUIPMENT

    A summary of property, plant, and equipment, including related accumulated depreciation follows:




                                                                            JANUARY 3, 1998          December 28, 1996
                                                                        ----------------------    ----------------------
                                                                                          (IN THOUSANDS)

Land..............................................................         $      16,487             $       16,344
Buildings.........................................................               130,241                    126,824
Machinery and equipment...........................................               328,473                    301,588
Office furniture and fixtures.....................................                56,559                     54,985
Delivery equipment................................................                 6,946                      6,785
Construction in progress..........................................                38,080                     23,980
                                                                        ----------------------    ----------------------
                                                                                 576,786                    530,506
Accumulated depreciation..........................................               (98,665)                   (44,426)
                                                                        ----------------------    ----------------------
                                                                           $     478,121             $      486,080
                                                                        ======================    ======================

                              KEEBLER FOODS COMPANY

6.    PROPERTY, PLANT, AND EQUIPMENT (CONTINUED)

    Property, plant, and equipment is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets. Buildings are depreciated over a useful life of ten to forty years. Machinery and equipment is depreciated over a useful life of five to twenty-five years. Office furniture and fixtures are depreciated over a useful life of three to fifteen years. Delivery equipment is depreciated over a useful life of two to twelve years.


7.   ASSETS HELD FOR SALE

    In 1996, as part of the Keebler and Sunshine acquisitions, management executed a strategic plan to reduce inefficiencies and excess capacity by closing the manufacturing facilities in Atlanta, Georgia and Santa Fe Springs, California. In 1997, a distribution center in Kensington, Connecticut was also held for sale. The Santa Fe Springs, California facility was subsequently sold on March 27, 1997 with no gain or loss recognized. Disposition of the Atlanta, Georgia manufacturing facility and the Kensington distribution center is expected to occur before the end of 1998 without a significant gain or loss.

8.   OTHER CURRENT LIABILITIES AND ACCRUALS

    Other current liabilities and accruals consisted of the following at January 3, 1998 and December 28, 1996:



                                                                          JANUARY 3, 1998          December 28, 1996
                                                                       ----------------------   ------------------------
                                                                                        (IN THOUSANDS)

Self insurance reserves...........................................          $      55,185             $      58,527
Employee compensation.............................................                 55,724                    42,555
Marketing and consumer promotions.................................                 52,838                    45,892
Other.............................................................                 31,176                    39,919
                                                                       ----------------------   ------------------------
                                                                            $     194,923             $     186,893
                                                                       ======================   ========================


    The Company obtains insurance to manage potential losses and liabilities related to workers' compensation, health and welfare claims, and general product and vehicle liability. The Company has elected to retain a significant portion of the expected losses through the use of deductibles and stop-loss limitations. Provisions for losses expected under these programs are recorded based on the Company's estimates of aggregate liability for claims incurred. These estimates utilize the Company's prior experience and actuarial assumptions provided by the Company's insurance carrier. The total estimated liability for these losses at January 3, 1998 and December 28, 1996 was $55.2 million and $58.5 million, respectively, and is included in other current liabilities and accruals. The Company has collateralized its liability for potential self-insurance losses in several states by obtaining standby letters of credit which aggregate to approximately $17.0 million.

                              KEEBLER FOODS COMPANY

9.    DEBT AND LEASE COMMITMENTS

    Long-term debt consisted of the following at January 3, 1998 and December 28, 1996:



                                    Interest Rate        Final Maturity       JANUARY 3, 1998      December 28, 1996
                                   ----------------    ------------------   -------------------   -------------------
                                                                      (IN THOUSANDS)
Term-A Loans...................           6.683%           April 7, 2003    $          156,000    $          132,875
Term-B Loans...................     7.880-8.375%           July 31, 2003                    --                89,400
Term-C Loans...................     8.130-8.625%           July 31, 2004                    --                64,575
Senior Subordinated Notes......          10.750%            July 1, 2006               125,000               125,000
Seller Note....................          10.000%        January 26, 2007                    --                26,664
Other Senior Debt..............          various               2001-2005                12,645                14,290
Capital Lease Obligations......          various               2004-2005                 5,110                 5,135
                                                                            -------------------   -------------------
                                                                                       298,755               457,939
Less: Current maturities.......                                                         26,365                18,570
                                                                            -------------------   -------------------
                                                                            $          272,390    $          439,369
                                                                            ===================   ===================


    At January 3, 1998, the Company's primary credit financing was provided by a $380.0 million Second Amended and Restated Credit Agreement ("Credit Agreement") consisting of a $140.0 million Revolving Loan facility and a $240.0 million Term Loan of which the current outstanding balance was $156.0 million with quarterly scheduled principal payments through the final maturity in April 2003. The amendment to the Credit Agreement was entered into on April 8, 1997 in order to obtain more favorable terms, fees, and interest rates.

    The available balance on the Revolving Loan facility as of January 3, 1998, was $140.0 million. Actual available borrowings under the Revolving Loan facility can be reduced by the level of qualifying working capital as defined in the Credit Agreement. This gross available balance is further reduced by certain letters of credit totaling $9.9 million and outstanding borrowings. There were no amounts outstanding under this facility as of January 3, 1998. Any unused borrowings under the Revolving Loan facility are subject to a commitment fee, which will vary from 0.125%-0.375% based on the relationship of debt to adjusted earnings.

    Interest on the Revolving Loan facility and Term Loan is calculated based on a base rate plus applicable margin. The base rate can, at the Company's option, be 1) the higher of the base domestic lending rate as established by the Administrative Agent for the Lenders under the Credit Agreement, or the Federal Funds Rate plus one-half of one-percent, or 2) a reserve percentage adjusted LIBO Rate as offered by the Administrative Agent's office in London. Base rate loan interest rates fluctuate immediately based upon a change in the established base rate by the Administrative Agent. The Credit Agreement requires the Company to meet certain financial covenants including net worth; earnings before interest, taxes, depreciation, and amortization; and cash flow and interest coverage ratios.

    During the fourth quarter of 1997, using existing cash resources, the Company pre-paid $70.0 million of principal on the Term Loan; $30.0 million on December 8, 1997 and $40.0 million on November 10, 1997. The pre-payments resulted in the recognition of a $1.1 million after-tax extraordinary charge related to the expensing of certain unamortized bank fees which were incurred at the time the Term Loan was issued.

    On November 21, 1997, the Company settled the Seller Note with a payment of $31.7 million funded through working capital. The Company assumed the $32.5 million Seller Note, previously held by INFLO, as a result of the Merger. The Seller Note did not bear interest until January 26, 1999 and was recorded at a discounted value of $24.4 million on January 26, 1996. The discount was being amortized over three years at an effective interest rate of 10.0%. The Company recorded a before-tax extraordinary charge of $2.6 million on the early extinguishment of debt. The related after-tax charge was $1.6 million.

                              KEEBLER FOODS COMPANY

9.    DEBT AND LEASE COMMITMENTS (CONTINUED)

    In conjunction with the amendment to the Credit Agreement on April 8, 1997, Term Loans B and C were extinguished using $40.0 million of borrowings under the Revolving Loan facility, $109.8 million of increased borrowings against Term Loan A, and $3.8 million from cash resources. The Company recorded a before-tax extraordinary charge of $4.6 million related primarily to expensing certain unamortized bank fees which were incurred at the time Term Loans B and C were issued. The related after-tax charge was $2.7 million.

    On October 23, 1996, pursuant to an exchange and registration rights agreement, the Company registered its 10.75% Senior Subordinated Notes due 2006 (the "Notes") under the Securities Act of 1933 in exchange for previously held Increasing Rate Notes. The Notes were issued under an indenture dated June 15, 1996 between the Company, the Company's Restricted Subsidiaries (as defined in the indenture), and the U.S. Trust Company of New York, as trustee. The Notes are unsecured, senior subordinated obligations of the Company guaranteed by the Restricted Subsidiaries. Interest on the Notes is paid semi-annually on January 1 and July 1 of each year, commencing January 1, 1997. At the Company's option, up to 35.0% of the aggregate original principal of the Notes can be redeemed at a redemption price of 110.0% on or prior to July 1, 1999 following a public equity offering. In addition, the Company's ability to pay dividends or make other distributions on its common stock is limited by the terms of the indenture governing the Notes to an amount equal to 50% of the consolidated net income of the Company for the relevant period, subject to other limitations.

    The Increasing Rate Notes, issued to finance the Keebler acquisition, were repaid in June 1996 with the proceeds from a private placement offering for the 10.75% Senior Subordinated Notes due in 2006. The Company recorded a before-tax extraordinary loss of $3.2 million on the early extinguishment of the Increasing Rate Notes. The loss consisted primarily of bank fees incurred at the time the Increasing Rate Notes were issued. The after-tax loss was $1.9 million.

    On January 30, 1996, the Company entered into a swap transaction with the Bank of Nova Scotia, who also serves as the Administrative Agent for the Lenders under the Credit Agreement. The swap transaction had the effect of converting the base rate on $170.0 million of the Term Loans to a fixed rate obligation of 5.0185% plus applicable margin through February 1, 1999. The maturity date on the swap transaction can be extended to February 1, 2001 at the option of the Bank of Nova Scotia on January 28, 1999.

    Interest of $39.0 million, $25.2 million, $3.8 million, and $37.6 million was paid on debt for the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996, the four weeks ended January 26, 1996, and the year ended December 30, 1995, respectively.

    Aggregate scheduled annual maturities of long-term debt as of January 3, 1998 are as follows:

                                                       (IN THOUSANDS)
1998...............................................       $  26,365
1999...............................................          32,575
2000...............................................          32,990
2001...............................................          34,455
2002...............................................          34,225
2003 and thereafter................................         138,145
                                                        ------------
                                                          $ 298,755
                                                        ============

                             KEEBLER FOODS COMPANY

9.    DEBT AND LEASE COMMITMENTS (CONTINUED)

    Assets recorded under capitalized lease agreements included in property, plant, and equipment consist of the following:

                                             JANUARY 3,           December 28,
                                                1998                  1996
                                            ------------          ------------
                                                      (IN THOUSANDS)
Land.....................................    $    1,209            $    1,209
Buildings................................         2,165                 2,881
Machinery and equipment..................         1,740                 6,361
Other leased assets......................            --                   259
                                            ------------          ------------
                                                  5,114                10,710
Accumulated amortization.................          (527)               (1,000)
                                            ------------          ------------
                                             $    4,587            $    9,710
                                            ============          ============

    Future minimum lease payments under scheduled capital and operating leases that have initial or remaining noncancellable terms in excess of one year are as follows:

                                                  Capital           Operating
                                                  Leases             Leases
                                               ------------      -------------
                                                       (IN THOUSANDS)
1998.........................................   $     243         $   29,128
1999.........................................         263             24,330
2000.........................................         333             21,654
2001.........................................         351             17,603
2002.........................................         393             14,497
2003 and thereafter..........................       5,401             33,071
                                               ------------      -------------
Total minimum payments.......................       6,984         $  140,283
                                                                 =============
Amount representing interest.................      (1,874)
                                               ------------
Obligations under capital lease..............       5,110
Obligations due within one year..............         (25)
                                               ------------
Long-term obligations under capital leases...   $   5,085
                                               ============

    Rent expense for all operating leases was $36.1 million, $30.1 million, $2.7 million, and $37.4 million for the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996, the four weeks ended January 26, 1996, and the year ended December 30, 1995, respectively.


10.   PLANT AND FACILITY CLOSING COSTS AND SEVERANCE

    As part of acquiring Keebler and Sunshine, management adopted and began executing a plan to reduce costs and inefficiencies. Certain exit costs totaling $77.4 million were provided for in the allocation of the purchase price of both the Keebler and Sunshine acquisitions. Management's plan included company-wide staff reductions, the closure of manufacturing, distribution, and sales force facilities, and information system exit costs.

                             KEEBLER FOODS COMPANY

10. PLANT AND FACILITY CLOSING COSTS AND SEVERANCE (CONTINUED)

    Severance, outplacement, and other related costs associated with staff reductions were estimated at $30.7 million. Costs incurred related to the closing of manufacturing, distribution, and sales force facilities, which include primarily severance and lease termination and carrying costs, were expected to total $39.9 million. In addition, the Company expects to incur $6.8 million in lease costs related to exiting legacy information systems. Spending against the reserves established for the year ended January 3, 1998 and the forty-eight weeks ended December 28, 1996 totaled $16.2 million and $41.4 million, respectively. During the year ended January 3, 1998, the Company also provided an additional $2.7 million principally for anticipated costs related to the closure of distribution facilities not included in the original plan to reduce costs and inefficiencies. No additional provisions were made during the forty-eight weeks ended December 28, 1996. At January 3, 1998 and December 28, 1996, the plant and facility closing costs and severance reserve balance was $22.5 million and $36.0 million, respectively.

    The plans initiated by management are expected to be completed prior to the end of 1998. Only noncancellable lease obligations are expected to extend beyond 1998, to be paid out over the next seven years concluding in 2004.

11.    EMPLOYEE BENEFIT PLANS

    The Retirement Plan for Salaried and Certain Hourly-Paid Employees of Keebler Company (the "pension plan") is a trusteed, noncontributory, defined-benefit, pension plan. The pension plan covers certain salaried and hourly-paid employees. Assets held by the pension plan consist primarily of common stocks, collective trust funds, government securities, bonds, and guaranteed insurance contracts. Benefits provided under the pension plan are primarily based on years of service and the employee's final level of compensation. The Company's funding policy is to contribute annually not less than the ERISA minimum funding requirements. Effective January 1, 1997, the pension plans of Sunshine Biscuits, Inc., Athens Packaging, Bake-Line Products, Inc., and Emerald Industries were merged with the Company's pension plan.

    Pension expense included the following components:




                                                                   Forty-Eight     ||    Four Weeks
                                                 YEAR ENDED        Weeks Ended     ||      Ended            Year Ended
                                                 JANUARY 3,        December 28,    ||   January 26,        December 30,
                                                    1998               1996        ||       1996                1995
                                               ---------------   ----------------- || ---------------    ----------------
                                                                              (IN THOUSANDS)
                                                                                   ||
                                                                                   ||
                                                                                   ||
Service cost...............................      $    8,560        $      7,711    ||    $      599         $     6,611
Interest cost..............................          29,673              21,338    ||         1,133              13,877
Actual return on plan assets...............         (63,745)            (12,752)   ||        (1,693)            (43,661)
Net amortization of transition obligation..              --                  --    ||            47                 616
Deferral of gains (losses).................          25,810             (15,495)   ||            --              24,468
Prior service cost.........................              --                  --    ||           (12)               (155)
Net gain...................................              --                  --    ||            --                (437)
                                               ---------------   ----------------- || ----------------    ----------------
Pension expense............................      $      298        $        802    ||    $       74         $     1,319
                                               ===============   ================= || ================    ================

                              KEEBLER FOODS COMPANY

11.    EMPLOYEE BENEFIT PLANS (CONTINUED)

    The funded status of the Company's pension plan and amounts recognized in the consolidated balance sheets are as follows:



                                                                              JANUARY 3, 1998        December 28, 1996
                                                                            -------------------    ---------------------
                                                                                          (IN THOUSANDS)

Actuarial present value of accumulated benefit obligation:

  Vested..............................................................        $      (392,512)       $      (366,253)
  Nonvested...........................................................                (20,983)                (7,255)
                                                                            -------------------    ---------------------
                                                                              $      (413,495)       $      (373,508)
                                                                            ===================    =====================
Projected benefit obligation..........................................        $      (437,334)       $      (408,060)
Plan assets at fair value.............................................                499,379                464,433
                                                                            -------------------    ---------------------
Plan assets greater than projected benefit obligation.................                 62,045                 56,373
Unrecognized transition obligation....................................                     --                     --
Unrecognized prior service............................................                  5,044                     --
Unrecognized net gain.................................................                (24,029)               (13,014)
                                                                            -------------------    ---------------------
Prepaid pension.......................................................        $        43,060        $        43,359
                                                                            ===================    =====================


    Assumptions used in accounting for the pension plan at each of the respective period-ends are as follows:


                                                                         Forty-Eight    ||   Four Weeks
                                                       YEAR ENDED        Weeks Ended    ||     Ended          Year Ended
                                                       JANUARY 3,        December 28,   ||   January 26,      December 30,
                                                          1998               1996       ||      1996              1995
                                                     --------------    ---------------- || ---------------   ---------------
                                                                                        ||
                                                                                        ||
Discount rate.....................................         7.3%               7.5%      ||       7.5%                7.5%
Rate of compensation level increases..............         4.0                4.0       ||       4.0             4.0-6.0
Expected long-term rate of return on plan assets..         9.0                8.6       ||      10.0             8.0-9.0


    The plan assets, as of January 3, 1998 and December 28, 1996, include a real estate investment of $3.1 million in a distribution center which is under an operating lease to the Company.

    The Company, in addition to the pension plan, also maintains an unfunded supplemental retirement plan for certain highly compensated former executives. Benefits provided are based on years of service. Vesting is graduated depending on termination after age 55.

    The supplemental retirement plan expense includes the following components:


                                                                   Forty-Eight   ||  Four Weeks
                                                   YEAR ENDED      Weeks Ended   ||    Ended         Year Ended
                                                   JANUARY 3,      December 28,  ||  January 26,     December 30,
                                                      1998             1996      ||     1996             1995
                                                  ------------     ------------  || ------------     ------------
                                                                          (IN THOUSANDS)
                                                                                 ||
                                                                                 ||
Service cost...............................        $     --         $     --     ||  $     35         $     452
Interest cost..............................             732              637     ||        66               854
Net amortization of transition obligation..              --               --     ||         8               111
Prior service cost.........................              --               --     ||        13               170
                                                  ------------     ------------  || ------------     ------------
Plan expense...............................        $    732         $    637     ||  $    122         $   1,587
                                                  ============     ============  || ============     ============

                            KEEBLER FOODS COMPANY

11.    EMPLOYEE BENEFIT PLANS (CONTINUED)

    The unfunded status of the supplemental retirement plan and the amounts recognized in the consolidated balance sheets are as follows:


                                                                                       JANUARY 3,        December 28,
                                                                                         1998               1996
                                                                                     ---------------   -----------------
                                                                                               (IN THOUSANDS)
     Actuarial present value of accumulated benefit obligation:

       Vested.....................................................................     $   (10,303)      $   (10,028)
       Nonvested..................................................................              --                --
                                                                                     ---------------   -----------------
                                                                                       $   (10,303)      $   (10,028)
                                                                                     ===============   =================
     Projected benefit obligation.................................................     $   (10,097)      $    (9,890)
     Plan assets at fair value....................................................              --                --
                                                                                     ---------------   -----------------
     Projected benefit obligation in excess of plan assets........................         (10,097)           (9,890)
     Unrecognized transition obligation...........................................              --                --
     Unrecognized prior service cost..............................................              --                --
     Unrecognized net (gain) loss.................................................            (458)             (754)
                                                                                     ---------------   -----------------
     Plan obligation included in other liabilities................................     $   (10,555)      $   (10,644)
                                                                                     ===============   =================


    Assumptions used in accounting for the supplemental retirement plan at each of the respective period-ends are as follows:




                                                                    Forty-Eight    ||   Four Weeks
                                                  YEAR ENDED        Weeks Ended    ||     Ended            Year Ended
                                                  JANUARY 3,        December 28,   ||   January 26,        December 30,
                                                     1998              1996        ||      1996               1995
                                                 --------------   ---------------- || ---------------    ---------------
                                                                                   ||
Discount rate.............................            7.3%              7.5%       ||       7.5%              7.5%
Rate of compensation level increase.......            N/A               N/A        ||       4.0               4.0


        Contributions are also made by the Company to a retirement program for Grand Rapids union employees. Benefits provided under the plan are based on a flat monthly amount for each year of service and are unrelated to compensation. Contributions are made based on a negotiated hourly rate. For the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996, the four weeks ended January 26, 1996, and the year ended December 30, 1995, the Company expensed contributions of $2.6 million, $2.3 million, $0.2 million, and $2.5 million, respectively.

    The Company contributes to various multiemployer union administered defined-benefit and defined-contribution pension plans. Benefits provided under the multiemployer pension plans are generally based on years of service and employee age. Expense under these plans was $10.5 million, $7.8 million, $0.9 million, and $9.6 million for the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996, the four weeks ended January 26, 1996, and the year ended December 30, 1995, respectively.

    The Company also offers certain employees participation in the Keebler Company Salaried Savings Plan, a defined-contribution plan. Prior to July 1, 1995, certain nonunion employees who met length-of-service requirements could elect to participate in the plan. Currently, participation in the plan can be elected immediately. Contributions made by participants are based on an elected percentage of the participants' compensation within a specified range. Beginning in 1997, a matching program was established whereby the Company makes a contribution ranging from zero to fifty cents, depending on Company performance, for every before-tax dollar contributed by the employee, up to 6% of the employees' eligible pay. The Company's matching contribution was $3.1 million for 1997. There was no Company matching contribution prior to 1997. Expenses incurred by the Company to administer the plan were nominal.

                            KEEBLER FOODS COMPANY

11.    EMPLOYEE BENEFIT PLANS (CONTINUED)

    During 1996, the Company matched a portion of employee contributions to a defined contribution savings plan for qualified salaried employees of Sunshine. Contributions made by the Company were not to exceed 6% of gross wages. The Company also provided a savings plan for certain hourly employees of Sunshine which provided no matching company contributions. Expenses in 1996 for the plans were nominal. Effective January 1, 1997, all Sunshine employees became eligible for the Keebler Company Salaried Savings Plan, thus terminating the Sunshine plans.

    A Voluntary Employee Beneficiary Association ("VEBA") provided health and welfare benefits for certain Sunshine employees. Payments were made by the Company to the VEBA to fund employee health and welfare claims. The Company funded $6.6 million and $10.0 million during the year ended January 3, 1998 and the forty-eight weeks ended December 28, 1996, respectively. In July 1997, the Company integrated all Sunshine employees into the existing Keebler Welfare Benefit Plan and no further VEBA payments were made.

    Prior to 1997, Bake-Line Products, Inc. administered a money purchase pension plan for certain hourly and salaried employees. Contributions were based on 4% of employees' annual salary. Effective January 1, 1997, the Bake-Line money purchase pension plan was merged into the Company's pension plan. Expenses paid to administer the Bake-Line money purchase pension plan were nominal.

12.   POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

    The Company provides certain medical and life insurance benefits for eligible retired employees. The medical plan, which covers nonunion employees with ten or more years of service, is a comprehensive indemnity-type plan. The plan incorporates an up-front deductible, coinsurance payments, and employee contributions which are based on length of service. The life insurance plan offers a small amount of coverage versus the amount the employees had while employed. The Company does not fund the plan.

    The net periodic postretirement benefit expense includes the following components:



                                                                     Forty-Eight   ||     Four
                                                    YEAR ENDED       Weeks Ended   ||   Weeks Ended       Year Ended
                                                    JANUARY 3,       December 28,  ||   January 26,       December 30,
                                                       1998              1996      ||      1996              1995
                                                   -------------    -------------- ||  -------------   ---------------
                                                                             (IN THOUSANDS)
                                                                                   ||
                                                                                   ||
    Service cost..................................  $     2,242      $      2,142  ||  $       123     $       1,598
    Interest cost.................................        3,888             2,729  ||          246             3,194
                                                   -------------    -------------- || -------------   ---------------
    Net periodic postretirement benefit expense...  $     6,130      $      4,871  ||  $       369     $       4,792
                                                   =============    ============== || =============   ===============


    The unfunded status of the plan reconciled to the postretirement obligation in the Company's consolidated balance sheets are as follows:


                                                                           JANUARY 3, 1998          December 28, 1996
                                                                       ----------------------    ----------------------
                                                                                        (IN THOUSANDS)
    Accumulated postretirement benefit obligation:
      Retirees......................................................     $        (35,981)         $        (33,054)
      Fully eligible active participants............................               (7,154)                   (8,579)
      Other active participants.....................................              (12,941)                  (11,815)
                                                                       ----------------------    ----------------------
                                                                                  (56,076)                  (53,448)
    Unrecognized prior service cost.................................                 (689)                       --
    Unrecognized net gain...........................................               (4,215)                   (3,857)
                                                                       ----------------------    ----------------------
    Postretirement obligation.......................................     $        (60,980)         $        (57,305)
                                                                       ======================    ======================

                              KEEBLER FOODS COMPANY

12.  POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS (CONTINUED)

     The accumulated postretirement benefit obligation was determined using a weighted-average discount rate of 7.3% for the year ended January 3, 1998, and 7.5% for the forty-eight weeks ended December 28, 1996, the four weeks ended January 26, 1996, and the year ended December 30, 1995.

     The weighted-average annual assumed rate of increase in the cost of covered benefits is 7.0% for 1997 declining gradually to an ultimate trend rate of 5.0% by the year 1999. A 1% increase in the trend rate for health care costs would have increased the accumulated benefit obligation as of January 3, 1998 by $2.4 million and the net periodic benefit cost by $0.5 million.

     The Company also provides postemployment medical benefits to employees on long-term disability. The plan is a comprehensive indemnity-type plan which covers nonunion employees on long-term disability. There is no length of service requirement. The plan incorporates coinsurance payments and deductibles. The Company does not fund the plan. The postemployment obligation included in the consolidated balance sheets at January 3, 1998 and December 28, 1996 was $4.7 million and $4.6 million, respectively.


13.   INCOME TAXES

    The components of income tax expense (benefit) were as shown below:


                                                                        Forty-Eight   ||   Four Weeks
                                                     YEAR ENDED         Weeks Ended   ||     Ended            Year Ended
                                                     JANUARY 3,         December 28,  ||   January 26,       December 30,
                                                        1998                1996      ||      1996               1995
                                                   ---------------    ----------------|| ---------------   ----------------
                                                                                 (IN THOUSANDS)
                                                                                      ||
Current:                                                                              ||
  Federal.......................................    $     22,172       $          --  ||  $         --      $       1,526
  State.........................................           3,840                  --  ||            --                 --
                                                   ---------------    ----------------|| ---------------   ----------------
Current provision for income taxes..............          26,012                  --  ||            --              1,526
Deferred:                                                                             ||
  Federal.......................................          17,203              11,524  ||         6,490            (63,212)
  State.........................................           1,954               2,478  ||           843             (9,215)
  Valuation allowance (federal and state).......              --                  --  ||        (7,333)            70,442
                                                   ---------------    ----------------|| ---------------   ----------------
Deferred provision (benefit) for income taxes...          19,157              14,002  ||            --             (1,985)
                                                   ---------------    ----------------|| ---------------   ----------------
                                                    $     45,169       $      14,002  ||  $         --      $        (459)
                                                   ===============    ================|| ===============   ================

                              KEEBLER FOODS COMPANY

13.   INCOME TAXES (CONTINUED)

    The differences between the income tax expense (benefit) calculated at the federal statutory income tax rate and the Company's consolidated income tax expense (benefit) are as follows:




                                                                 Forty-Eight   ||   Four Weeks
                                                YEAR ENDED       Weeks Ended   ||     Ended           Year Ended
                                                JANUARY 3,       December 28,  ||   January 26,      December 30,
                                                   1998              1996      ||      1996              1995
                                              --------------    -------------- || --------------    --------------
                                                                         (IN THOUSANDS)
                                                                               ||
U.S. federal statutory rate................    $     37,643      $     11,140  ||  $         --      $    (64,843)
State income taxes (net of federal benefit)           3,766             1,608  ||            --            (8,208)
Deferred tax asset valuation adjustment....              --                --  ||            --            70,442
Intangible amortization....................           1,836             1,268  ||            --               828
Non-taxable items..........................           1,076               (14) ||            --               883
All others.................................             848                --  ||            --               439
                                              --------------    -------------- || --------------    --------------
                                               $     45,169      $     14,002  ||  $         --      $       (459)
                                              ==============    ============== || ==============    ==============


    The deferred tax assets and deferred tax (liabilities) recorded on the consolidated balance sheets consist of the following:



                                                                            JANUARY 3, 1998        December 28, 1996
                                                                         --------------------    --------------------
                                                                                        (IN THOUSANDS)
Depreciation.......................................................        $        (82,204)       $        (91,860)
Prepaid pension....................................................                 (16,164)                (17,050)
Inventory valuation................................................                  (5,257)                 (7,073)
Other..............................................................                     (88)                   (144)
                                                                         --------------------    --------------------
                                                                                   (103,713)               (116,127)
                                                                         --------------------    --------------------
Net operating loss carryforwards...................................                  80,195                  94,659
Postretirement/postemployment benefits.............................                  25,123                  24,997
Workers' compensation..............................................                  15,119                  16,703
Plant and facility closing costs and severance.....................                  10,996                  14,232
Incentives and deferred compensation...............................                  11,493                  11,658
Charitable contributions...........................................                   8,425                  10,067
Employee benefits..................................................                   9,583                   8,251
Other current assets...............................................                      --                   3,121
Other..............................................................                     442                   8,650
                                                                         --------------------    --------------------
                                                                                    161,376                 192,338
Valuation allowance................................................                 (84,350)                (84,350)
                                                                         --------------------    --------------------
                                                                           $        (26,687)       $         (8,139)
                                                                         ====================    ====================


    Net operating loss carryforwards total approximately $203.2 million through 1997 and expire in 2008 through 2011. Pursuant to the terms of the Keebler acquisition, the predecessor company retained the right to use the net operating losses for potential carrybacks. Any unused operating losses are then available to Keebler, but are significantly restricted under current tax law. Therefore, all net operating loss carryforwards have been fully reserved due to the uncertainty of their realization.

    Income taxes paid, net of refunds, were approximately $9.9 million, $1.6 million, and $2.3 million for the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996, and the year ended December 30, 1995, respectively. There were no taxes paid or refunded during the four weeks ended January 26, 1996.

                            KEEBLER FOODS COMPANY

14.   SHAREHOLDERS' EQUITY

    There were no cash dividends declared for the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996, the four weeks ended January 26, 1996, and the year ended December 30, 1995. The Company's ability to pay cash dividends is limited by the Credit Agreement and the Senior Subordinated Notes. The most restrictive dividend restriction exists under the terms of the Credit Agreement which limits dividends to $25.0 million.

    On July 29, 1997, the Board of Directors of the Company approved a 1-for-10 reverse stock split of the Company's common stock. In addition, on January 22, 1998, the Board of Directors approved a 57.325-for-1 stock split of the common stock. All per share and related amounts contained in these financial statements and notes have been adjusted to reflect the stock splits as if they had been effective January 26, 1996.

    As a result of the Sunshine acquisition in 1996, the Company issued GFI 5,675,633 shares of the Company's common stock and a warrant to purchase 6,135,781 shares of the Company's common stock. The shares of $.01 par value stock were valued at $3.23 per share. The warrant is exercisable at $3.23 per share over a seven year period, beginning June 4, 1996 and expiring June 4, 2003. The total value of the stock and warrant held by GFI was $23.6 million at December 28, 1996. Subsequent to the Merger, the stock and warrant held by GFI were transferred to Bermore and reissued for the same value in the name of the Company. At January 3, 1998, the warrant had not been exercised.

    During the forty-eight weeks ended December 28, 1996, management invested $3.7 million in exchange for 1,963,361 shares of the Company's common stock. The Company repurchased 1,657,036 shares of the common stock to be sold to management from Flowers and Artal for $2.9 million. The additional 306,325 shares of common stock were issued and sold to management for $0.8 million.

15.   STOCK OPTION PLAN

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for employee stock options. Under the Company's 1996 Stock Option Plan 9,673,594 shares of the Company's stock were authorized for future grant. There were 7,031,198 options granted in 1996. In 1997, there were an additional 49,873 options granted to management personnel and no forfeitures of the Company's stock options. All options granted have ten year terms and vest at the end of nine years. Vesting can be accelerated on a pro rata basis over the first five years after grant if certain Company performance measures are achieved.

    The following table summarizes stock option activity:



                                                                                          Forty-Eight Weeks Ended
                                                    YEAR ENDED JANUARY 3, 1998               December 28, 1996
                                                 ---------------------------------   --------------------------------
                                                                      WEIGHTED                           Weighted
                                                                      AVERAGE                            Average
                                                    OPTIONS        EXERCISE PRICE       Options       Exercise Price
                                                 --------------   ----------------   -------------   ----------------

Outstanding at the beginning of the period...        6,802,471            $ 1.98               --            $   --
Granted......................................           49,873              5.23        7,031,198              1.98
Exercised....................................               --                --               --                --
Forfeited....................................               --                --          228,727              1.74
Expired......................................               --                --               --                --
                                                 --------------                      -------------
Outstanding at the end of the period.........        6,852,344            $ 2.01        6,802,471            $ 1.98
                                                 ==============                      =============
Exercisable at the period end................        1,587,243                --               --                --
                                                 ==============                      =============

                              KEEBLER FOODS COMPANY

15.   STOCK OPTION PLAN (CONTINUED)

    Exercise prices as of January 3, 1998 for options outstanding arising from the July 1997 grant (49,873 options), the December 1996 grant (1,114,398 options), and the May 1996 grant (5,688,073 options) were $5.23, $3.23, and $1.74, respectively. The weighted average fair value for options granted in 1997 was $5.23. The weighted average remaining contractual life of the options is approximately eight years.

    Pro forma information regarding net income is required by the SFAS No. 123, "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for the options was estimated at the date of grant using a present value approach with the following weighted-average assumptions: risk-free interest rate of 6.0%; no expected dividend yield; volatility of zero; and a weighted-average expected life of the option of five years.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income and basic earnings per share would have been approximately $55.0 million and $0.71 per share for the year ended January 3, 1998 and $14.0 million and $0.19 per share for the forty-eight weeks ended December 28, 1996, respectively.


16.   RESTRUCTURING CHARGE

     In 1993, the predecessor company had recorded an operating charge of $122.7 million to restructure operations. During the first four weeks of 1996, there was no spending against the restructuring reserves. The restructuring reserve balance was $38.2 million at January 26, 1996, and was not a cost assumed as part of the Keebler acquisition. There were no restructuring reserves at January 3, 1998 and December 28, 1996.


17.    DISCONTINUED OPERATIONS

    During July 1995, the predecessor company adopted plans to discontinue the operations of the Frozen Food businesses. On January 9, 1996, UB Investments (Netherlands) B.V. sold the Frozen Food businesses to the Windsor Food Company Ltd. for $70.0 million. A gain on sale of $18.9 million was recorded during the four weeks ended January 26, 1996. Income tax expense was not recognized on the gain on the sale of the Frozen Food businesses as the predecessor company did not provide for any income taxes during the four weeks ended January 26, 1996.

    Net sales from these operations were $70.9 million for the year ended December 30, 1995. Expenses charged against discontinued operations include expenses associated with the costs of production, marketing, and specific administrative expenses. Expenses do not include an allocation of shared selling, distribution, and general administrative costs. Income from discontinued operations relating to the Frozen Food businesses was $7.3 million for the year ended December 30, 1995. Income tax expense was not recognized for discontinued operations in 1995 due to the Company having a net loss on a consolidated basis. There were no operating activities for the Frozen Food businesses during the four weeks ended January 26, 1996 as the sale was effective as of December 31, 1995. The net assets of the Frozen Food businesses as of December 30, 1995 were $47.7 million. Included in the net assets were primarily inventory, other current assets, property, plant, and equipment, and certain current liabilities and accruals.

                            KEEBLER FOODS COMPANY

18.   AFFILIATE TRANSACTIONS

    On December 29, 1995, the predecessor company transferred certain assets and the stock of the Frozen Food businesses to U.B. Investments (Netherlands) B.V. for promissory notes that aggregated $70.0 million. On January 9, 1996, U.B. Investments (Netherlands) B.V. sold both these assets and stock to Windsor Food Company Ltd. for $70.0 million, effective December 31, 1995. The aggregate carrying value of these businesses and assets reflected in the December 30, 1995 consolidated balance sheet is $47.7 million, consisting primarily of goodwill of $22.0 million, property, plant, and equipment of $21.2 million, and inventory of $7.6 million, which resulted in a pre-tax realized gain, net of a $3.4 million charge for severance arising from the sale, of $18.9 million for UBIUS.

     On December 29, 1995, the predecessor company sold the stock of both U.B.F.C., Inc. and U.B.H.C., Inc. to U.B. Investments plc. for $100 each which resulted in no significant gain or loss.

    Near the end of 1995, and in consideration of completing various pending stock and asset purchase agreements, as described in Note 4, the predecessor company entered into several transactions with affiliated companies within United Biscuits (Holdings) plc. The accompanying consolidated financial statements have not been adjusted to reflect these transactions which are summarized below, as it is the Company's policy to only give effect to dispositions resulting in a gain on the completion of the transaction with the ultimate third party acquirer.

    On November 30, 1995, Keebler Company sold to UB Group Ltd., ultimately United Biscuits (Holdings) plc., for a $5.0 million affiliate receivable, the entire rights, titles and interests in certain logos, trade names, trademarks, and service marks registered or pending registration by Keebler Company in Australia, New Zealand, Asia, and Europe. The proceeds of this transaction were offset by certain legal fees and registration and licensing costs aggregating $0.5 million. The net gain on the sale of these trademarks is included in other costs and expenses for the year ended December 30, 1995.

    In 1995, the predecessor company conducted business with various affiliated companies that ultimately were under the control of United Biscuits (Holdings) plc. Transactions with related parties included working capital financing and the purchase of product for resale in the United States. Purchases of product from affiliated companies for resale in the United States were $11.3 million for the year ended December 30, 1995.


19.    NET INCOME PER SHARE

    Earnings per share is calculated using the weighted average number of common and common equivalent shares outstanding during each period. The common equivalent shares relate to the 1996 Stock Option Plan and the warrant issued in connection with the Sunshine acquisition and are calculated using the treasury stock method.

                            KEEBLER FOODS COMPANY

19.    NET INCOME PER SHARE (CONTINUED)

    The following table sets for the computation of basic and diluted net income per share:



                                                                                                  Forty-Eight
                                                                              YEAR ENDED          Weeks Ended
                                                                            JANUARY 3, 1998    December 28, 1996
                                                                           -----------------   -----------------
                                                                                      (IN THOUSANDS)
NUMERATOR:
   Income from operations before extraordinary item.....................      $     62,381        $     17,677
   Extraordinary item, net of tax.......................................             5,396               1,925
                                                                           -----------------   -----------------
   Net income...........................................................      $     56,985        $     15,752
                                                                           =================   =================
DENOMINATOR:
   Denominator for Basic Earnings Per Share
        Weighted average shares.........................................            77,604              75,244
   Effect of Dilutive Securities:
        Stock options...................................................             2,168                 832
        Warrants........................................................               790                  --
                                                                           -----------------   -----------------
        Diluted potential common shares.................................             2,958                 832
                                                                           -----------------   -----------------
   Denominator for Diluted Earnings Per Share...........................            80,562              76,076
                                                                           =================   =================


     Options to purchase 56,216 shares of common stock at $3.23 per share were outstanding at December 28, 1996, but were excluded from the computation of diluted net income per share as the exercise price of the options exceeded the average market price of common shares; and therefore, the effect would have been antidilutive.


20.   FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair market value of financial instruments, which includes short and long-term borrowings, was estimated using discounted cash flow analyses based on current interest rates which would be obtained for similar financial instruments. The carrying amounts of these financial instruments approximate fair value.

    The Company often enters into exchange traded commodity futures and options contracts to protect the Company against a portion of adverse raw material price movements. Gains or losses realized from the liquidation or expiration of the contracts are recognized as part of the cost of raw materials. Gains or losses are deferred in inventory until realized. Cost of sales was increased by losses on futures and options transactions of $3.8 million in 1997, and reduced by gains on futures and options transactions of $0.8 million for the forty-eight weeks ended December 28, 1996, and $3.4 million in 1995. Operations for the four weeks ended January 26, 1996, was unaffected by gains or losses on futures and options as the $0.5 million loss was recorded as an adjustment to the opening balance sheet. As of January 3, 1998, $4.9 million in unrealized futures and options contract losses have been deferred in inventory. The notional amount of open futures and options contracts at January 3, 1998 was $58.1 million and $0.7 million, respectively. The open contracts will expire between March 1998 and November 1998.



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




                              KEEBLER FOODS COMPANY

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
21.    UNAUDITED QUARTERLY FINANCIAL DATA

    Results of operations for each of the four quarters of the fiscal years ended January 3, 1998 and December 28, 1996 follow. Each quarter represents a period of twelve weeks except the first quarter which includes sixteen weeks. In 1996, earnings per share amounts have been restated to comply with SFAS No. 128, "Earnings per Share" (See Note 19).


                                               Quarter 1           Quarter 2           Quarter 3           Quarter 4
                                           ------------------- ------------------- ------------------- -------------------
                                              1997     1996*      1997      1996     1997      1996      1997**     1996
                                           --------- --------- --------- --------- --------- --------- --------- ---------
                                                               (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Net sales.............................       $597.0    $335.3    $459.8    $383.8    $485.3    $452.3    $523.1    $474.1
Gross profit..........................        337.0     177.8     259.7     197.9     277.0     235.0     303.5     260.6
Income before extraordinary item......          7.6       1.3      13.0       0.5      18.5       0.8      23.3      15.1
Extraordinary item....................          2.7        --        --       1.9        --        --       2.7        --
Net income (loss).....................          4.9       1.3      13.0      (1.4)     18.5       0.8      20.6      15.1

Basic net income (loss) per share:
   Income before extraordinary item...       $ 0.10    $ 0.02    $ 0.16    $ 0.01    $ 0.24    $ 0.01    $ 0.30    $ 0.20
   Extraordinary item.................         0.04        --        --      0.03        --        --      0.03        --
                                           --------- --------- --------- --------- --------- --------- --------- ---------
   Net income (loss)..................       $ 0.06    $ 0.02    $ 0.16    $(0.02)   $ 0.24    $ 0.01    $ 0.27    $ 0.20
                                           ========= ========= ========= ========= ========= ========= ========= =========
Weighted average shares...............         77.6      71.7      77.6      74.4      77.6      77.5      77.6      77.5
                                           ========= ========= ========= ========= ========= ========= ========= =========
Diluted net income (loss) per share:
   Income before extraordinary item...       $ 0.10    $ 0.02    $ 0.16    $ 0.01    $ 0.23    $ 0.01    $ 0.28    $ 0.19
   Extraordinary item.................         0.04        --        --      0.02        --        --      0.03        --
                                           --------- --------- --------- --------- --------- --------- --------- ---------
   Net income (loss)..................       $ 0.06    $ 0.02    $ 0.16    $(0.01)   $ 0.23    $ 0.01    $ 0.25    $ 0.19
                                           ========= ========= ========= ========= ========= ========= ========= =========
Weighted average shares...............         79.2      71.7      79.2      75.2      81.3      79.1      81.7      79.1
                                           ========= ========= ========= ========= ========= ========= ========= =========
----------

* Quarter 1, 1996 excludes the financial data of the predecessor company for the four weeks ended January 26, 1996. ** Quarter 4, 1997 includes thirteen weeks as fiscal 1997 is a fifty-three week year.


22.    SUBSEQUENT EVENTS

    The consolidated financial statements reflect the Company's declaration of a 57.325-for-1 stock split of common stock ("Stock Split") effective January 22, 1998. The Stock Split was effected in the form of a stock dividend. Accordingly, all references in the consolidated financial statements to number of shares, options, warrants, and the related prices, as well as per share amounts and the average number of shares outstanding, have been restated to reflect these changes.

    On January 29, 1998, the Company made a public offering of 13,386,661 shares of common stock (the "Offering"). Concurrent with the Offering, Bermore exercised a warrant to purchase 6,135,781 shares of common stock. The exercise of the warrant resulted in the Company receiving $19.8 million of cash proceeds. All of the shares in the Offering were sold by Artal and Bermore, with no proceeds from the Offering going to the Company. As part of the transaction, Flowers acquired additional shares of common stock from Artal and Bermore so that its ownership of outstanding common stock increased from approximately 45% to 55%. Sales of shares and the exercise of the warrant resulted in Artal's ownership decreasing from approximately 45% to 21%, and Bermore's ownership decreasing from approximately 7% to 6% of outstanding common stock. Management's ownership remained at approximately 2%, with the balance of the outstanding common stock being sold to non-affiliates.



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